Benjamin Holt

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

July 17, 2023

Re:	YSMD, LLC

Offering Statement on Form 1-A

Post Qualification Amendment No. 5

Filed June 16, 2023

File No. 024-12008

Dear Mr. Holt:

We acknowledge receipt of comments in your letter of July 11, 2023 regarding the Offering Statement of YSMD, LLC (the “Company”), which we have set out below, together with our responses.

Post-Qualification Amendment No. 5 filed June 16, 2023

Directors, Executive Officers and Significant Employees, page [43]

1.	We note your revised disclosures in response to comment 4. Please further revise to provide all of the information required by Item 10(c) of Form 1-A for each individual listed. Additionally, please revise to ensure that the term of office stated for each individual is accurate. In this regard, we note that you disclose Ms. Kuang's term began in October 2022, but we also note that your Form 1-A underlying the post-qualification amendment, which was filed on November 10, 2022 and qualified on December 8, 2022, discloses Xuefei Hui as Chief Financial Officer. For executive officers and significant employees who are working part-time, disclose approximately the average number of hours per week or month such person works or is anticipated to work. Refer to Item 10(a)(2) of Form 1-A.

Response: The company has amended its disclosure on page [43] to provide for all information required by Item 10(c) of Form 1-A for each individual listed, and in particular for new executive officers, directors and significant employees - Jin Kuang, Bei Zhang, Joshua Lucas, and Gareth Vereb. The company has also updated its disclosure to reflect Xuefei Hui’s prior position as Chief Financial Officer and the date of her departure from the company. In response to the SEC’s comment, for executive officers and significant employees who are working part-time, the company has also updated its disclosure to reflect the average number of hours per week or month that its part-time employees, Alex Kou Wei Hung Joshua Lucas, and Gareth Vereb works or is anticipated to work.

General

2.	We note your response to comment 1, including that you have amended the disclosure on your website to remove the expected annual dividend ratio for each series. However, it appears that your website continues to disclose the expected annual dividend ratio ("Cash return rate for the past 12 months.") and expected monthly dividend for the 1742 Spruce Street property. Please revise or advise as appropriate. To the extent you believe that it is appropriate for your website to include the distribution rate and monthly dividend, as previously stated, please explain the assumptions used to calculate the expected annual dividend ratio and expected monthly dividend, and how you determined you have a reasonable basis for such assumptions, with reference to the items referenced in prior comment 1.

Response: The company has amended its website to remove the expected annual dividend ratio ("Cash return rate for the past 12 months.") and expected monthly dividend for the 1742 Spruce Street property, as this was intended to be removed previously.

3.	We note your response to comment 3 that Ms. Kuang is the current CFO. However, we note that Ms. Kuang did not sign the offering statement. Please note that in addition to the issuer and its governing body, the offering statement must also be signed by the principal executive officer, principal financial officer, and principal accounting officer. Please revise accordingly.

Response: the company has amended the signatures on its offering statement to include Ms. Kuang signing in her capacity as Chief Financial Officer and Principal Accounting Officer.

If you have additional comments or questions, please feel free to contact me at jill@crowdchecklaw.com.

Sincerely,

/s/ Jill Wallach

Jill Wallach

Counsel

CrowdCheck Law LLP

cc:	Dorrie Yale, Securities and Exchange Commission

Howard Efron, Securities and Exchange Commission

Shannon Menjivar, Securities and Exchange Commission

Qian Wang, YSMD, LLC